FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 19 January 2004


                              CRH - Board Appointment



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No.333-13648) of CRH America, Inc. and CRH plc and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430,
333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.





Enclosure:  Board Appointment




                       N  E  W  S     R  E  L  E  A  S  E

                                                                 19 January 2004


                        CRH ANNOUNCES BOARD APPOINTMENTS


The Board of CRH plc is pleased to announce the co-option to the Board today, 19 January 2004, of Mr. Jan Maarten de Jong and Mr. Terry Neill as non-executive Directors, and of Mr. Declan Doyle as an executive Director.


Jan Maarten de Jong (58), who is a Dutch national, is currently Chairman of the Supervisory Board of Heineken N.V. Until January 2002 he was a member of the Managing Board of ABN Amro Bank N.V. and he continues to be a Special Advisor to the Board of ABN Amro. He also holds a number of other directorships of European companies including Cementbouw Handel & Industrie Holdings B.V. - in which CRH acquired 45% of the equity as part of the Cementbouw transaction which was completed in October 2003.


Terry Neill (58) was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting's global Board. From 1980 to 1986 he was Managing Partner of Andersen Consulting's practice in Ireland. He is currently Chairman of Meridea Oy, a joint venture based in Finland between Nokia and Accenture, and of the UK and Group Boards of AMT-Sybex, a software and professional services company. He is a member of the Governing Body of the London Business School and of the Advisory Board of Trinity College Dublin Business School.


Declan Doyle (57) has been Managing Director, Europe Materials, since January 2003. He joined CRH in 1968 and has held a number of senior management positions within the Group. Prior to his appointment as head of the Europe Materials division he was Regional Director with responsibility for Poland and Ukraine.

______________________________________________________________________________

Contact : +353 (0) 1 404 1000

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 19 January 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director